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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 42170

FACING PAGE

Information Required of Broker and Dealers Pursuant to Section 17 of the Securities and Exchange Act of 134 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
AFS Brokerage, inc.

OFFICIAL USE ONLY
FIRM ID NO. -

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O.Box No.)

7840 East Berry Place, Suite 200
(No. and Street)

Englewood (City) CO (State) 80111 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 1 2002 366

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lynn Koczera (Name) (303) 770-4429 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUTANT whose opinion is contained in this Report*

Cordovano and Harvey, P.C.
(Name – if individual, state last, first, middle name)

201 Steele Street, Suite 300 (Address) Denver, (City) CO (State) 80206 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control

OATH OR AFFIRMATION

I, Lynn Koczera, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of AFS Brokerage, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principle officer, or director has any proprietary interest in any account classified solely as that of a customer except as follows:

[signature]
Signature

Financial Principal
Title

[signature]
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page
- ☒ (b) Statement of Financial Condition
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation of Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SPIC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFS BROKERAGE, INC.
Index to Financial Statements

Cordovano and Harvey, P.C. *Certified Public Accountants*

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

Report of Independent Auditors

To the Board of Directors and Shareholder of
AFS Brokerage, Inc.

We have audited the accompanying statement of financial condition of AFS Brokerage, Inc. (the "Company") as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFS Brokerage, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.
Denver, Colorado
January 28, 2002

AFS BROKERAGE, INC.
Statement of Financial Condition

December 31, 2001

Assets

Cash in bank	$	26,453
Cash in money market account		101,344
		127,797
Cash deposits with clearing organizations and others		25,166
Receivables:		
Brokers and Dealers		90,103
Other		7,322
Investment in non-marketable securities, at cost		3,300
Equipment, at cost, less accumulated depreciation of $29,618		2,244
Equipment, under capital lease, at cost, less accumulated depreciation of $4,312, (Note 3)		2,437
Deposit for software development costs		10,000
Current income tax asset (Note 4)		2,727
Prepaid expenses		564
	$	271,660

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable	$	69,945
Accrued interest payable (Note 5)		12,183
Capital lease payable (Note 3)		2,948
Deferred income tax liability (Note 4)		3,166
Other liabilities		6,663
Liabilities subordinated to claims of general creditors (Note 5)		86,000
Due to affiliate (Note 2)		1,573
Total liabilities		182,478
Shareholder's equity (Notes 2 and 3):		
Common stock , $.10 par value; 10,000 shares authorized; 1,000 shares issued and outstanding		100
Additional paid-in capital		69,187
Retained earnings		19,895
Total shareholder's equity		89,182
	$	271,660

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Operations

For the Year Ended December 31, 2001

Revenues:		
Commissions	$	1,811,382
Processing, sweep and conversion fees		40,604
Interest		5,555
Other		33,510
Total revenues		1,891,051
Expenses:		
Commissions and brokerage		1,456,297
Payroll		306,913
Communications		3,051
Travel		10,741
Conferences		3,647
Professional fees		33,062
Postage and printing		4,806
Marketing		613
Depreciation		5,696
Education, seminars and memberships		8,259
Taxes, other than income		400
Licenses		10,197
Insurance		17,409
Interest		9,794
Other		5,687
Total expenses		1,876,572
Income before income taxes		14,479
Income taxes (Note 4):		
Current income tax benefit (expense)		836
Deferred income tax benefit (expense)		2,939
Net income	$	18,254

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Changes in Shareholder's Equity

	Common Stock		Additional Paid-In	Retained	
	Shares	Par Value	Capital	Earnings	Total
Balance at January 1, 2001	1,000	$ 100	$ 54,187	$ 1,641	$ 55,928
Capital contribution by sole shareholder (Note 2)	—	—	15,000	—	15,000
Net income	—	—	—	18,254	18,254
Balance at December 31, 2001	1,000	$ 100	$ 69,187	$ 19,895	$ 89,182

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Statement of Cash Flows

For the Year Ended December 31, 2001

Cash flows from operating activities:		
Net income	$	18,254
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation		5,696
Changes in operating assets and liabilities:		
Receivables and other operating assets		131,204
Commissions payable and other operating liabilities		(147,419)
Net cash provided by operating activities		7,735 F
Cash flows from financing activities:		
Capital contribution by shareholder		15,000
Payments on capital lease		(2,176)
Net cash provided by financing activities		12,824 F
Net change in cash		20,559 F
Cash, beginning of period		107,238
Cash, end of period	$	127,797 F
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Income taxes	$	—
Interest	$	—

See accompanying notes to financial statements

AFS BROKERAGE, INC.
Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

AFS Brokerage, Inc. (the "Company") earns revenue by providing marketing services for broker dealers and by providing broker dealer services to contracted financial institutions. The Company earns marketing revenue by introducing financial institutions to broker dealers, which establish offices at those financial institutions. The Company retains a percentage of the commissions received by the broker dealer generated through the branch office of the referred financial institutions. Broker dealer revenue is generated by providing trading, licensing, compliance, training, and commission reporting for contracted banks. The Company also retains a percentage of the commissions received for these services. Trading commissions include, but are not limited to, mutual funds, stocks, bonds, and variable and fixed annuities.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash equivalents

For purposes of the statement of cash flows, the Company considers all unrestricted highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company had $101,344 in a money market at December 31, 2001, which was considered a cash equivalent in the accompanying financial statements.

Allowance for uncollectible accounts

All receivables were considered collectible at December 31, 2001.

Investment

Investments in non-marketable equity securities are recorded at cost.

Equipment and depreciation

Equipment is stated at cost. Equipment is depreciated over its estimated useful life using the straight-line method.

Software development costs

The Company capitalizes all internal and external costs incurred to develop internal-use computer software during the application development stage in accordance with Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use".

Revenues

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Commissions, in the brokerage of mutual funds and annuities, are recognized when earned.

Income taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

Advertising and marketing costs

The Company expenses its advertising and marketing costs as incurred.

Fair value of financial instruments

The carrying amounts of cash, receivables, and short-term obligations approximate their fair value because of the near-term maturity of those instruments.

(2) Related Party Transactions

During the year ended December 31, 2001, the Company's sole shareholder contributed $15,000 to the Company for working capital.

An affiliate company pays employee benefit expenses on behalf of the Company, which the Company reimburses on a monthly basis. As of December 31, 2001, the Company owed the affiliate $1,573 for unreimbursed employee benefits.

(3) Capital Lease

The capital lease consisted of the following at December 31, 2001:

Capital lease, due in monthly installments of $256, net of imputed interest, maturing January 2000, collateralized by equipment	$ 2,948

Maturities on the capital lease obligation, subsequent to December 31, 2001, are as follows:

December 31,	
2002	$ 3,075
2003	256
	3,331
Less imputed interest	(383)
	$ 2,948

(4) Income Taxes

The current and deferred income tax asset (liability) included in the statement of financial condition as of December 31, 2001 is as follows:

	Current	Deferred
Federal	$ 2,073	$ (2,406)
State	654	(760)
	$ 2,727	$ (3,166)

The current and deferred portions of income tax expense (benefit) included in the statement of operations for the year ended December 31, 2001 are as follows:

	Current	Deferred	Total
Federal	$ (635)	$ (2,234)	$ (2,869)
State	(201)	(705)	(906)
	$ (836)	$ (2,939)	$ (3,775)

A reconciliation of the U.S. statutory federal income tax rate to the effective rate is as follows:

U.S. federal statutory graduated rate	$ 2,172
State income tax rate, net of federal benefit	579
Accrual to cash conversion	2,149
Accumulated depreciation	988
Expenses not deductible for income taxes	969
Net operating loss carryforward	(10,632)
	$ (3,775)

(5) Liabilities Subordinated to Claims of General Creditors

Liabilities subordinated to the claims of general creditors include an $86,000 subordinated loan agreement for equity capital that was executed on November 20, 1997 and is owed to the Company's sole shareholder. On November 2, 1999, the Company and shareholder signed an agreement to extend the maturity date of the loan from December 31, 2000 to December 31, 2003. The loan carries an annual interest rate of 10.00 percent.

Accrued interest payable on the subordinated loan totaled $3,583 at December 31, 2000. During the year ended December 31, 2001, an additional $8,600 of interest was accrued on the loan. As a result, the accrued interest payable balance on the subordinated loan totaled $12,183 at December 31, 2001.

The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

(6) Concentration of Credit Risk

The Company conducts a significant portion of its operations through a clearing agent. The Company changed clearing agents in September 2001. During 2001, transactions with the Company's former clearing agent accounted for approximately 30 percent of the Company's revenue. An additional six percent of the Company's revenue was related to transactions with its current clearing agent.

The balances in the Company's bank accounts may, at times, exceed federally insured limits. At December 31, 2001, the Company had cash deposits exceeding the insured limit by approximately $76,461.

(7) Net Capital Requirements

Pursuant to the Uniform Net Capital Rule (15c3-1) under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital as defined by the Rule. Net capital may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $138,888 and $50,000, respectively.

AFS BROKERAGE, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2001

Net Capital		
Total shareholder's equity qualified for net capital	$	89,182
Additions:		
Allowable subordinated liabilities		86,000
Deductions:		
Software development costs		(10,000)
Equipment, net		(4,681)
Investment in non-marketable equity securities		(3,300)
Income tax asset		(2,727)
Receivables from non-customers		(10,022)
Prepaid expenses		(564)
Excess insurance deductible		(5,000)
Net capital	$	138,888
Aggregate Indebtedness		
Items included in the statement of financial condition:		
Commissions payable	$	69,945
Accrued expenses		12,183
Capital lease payable		2,948
Other liabilities		8,236
Total aggregate indebtedness	$	93,312
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)	$	6,221
Minimum dollar requirement	$	50,000
Net capital requirement	$	50,000
Excess net capital at 1500%	$	132,667
Excess net capital at 1000%	$	129,557
Ratio: Aggregate indebtedness to net capital		.67 to 1

AFS BROKERAGE, INC.

Schedule II

Reconciliation of the Computation of Net Capital for Brokers and Dealers Pursuant to SEC Rule 15c3-1 with that Reported in Unaudited Part IIA (X-17A-5)

December 31, 2001

Net capital, as reported in Part IIA (X-17a-5) of Company's unaudited FOCUS report at December 31, 2001	$	140,695
Audit adjustments:		
Income taxes		3,089
Excess insurance deductible		(5,000)
Deposits with clearing organizations		104
Net capital, as reported in the computation of net capital for Brokers and Dealers pursuant to rule 15c3-1	$	138,888

AFS BROKERAGE, INC.

Schedule III

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

AFS BROKERAGE, INC.

Schedule IV

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2001

Exemption is claimed under Section (k)(2)(ii) paragraph:

AFS Brokerage, Inc. as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Cordovano and Harvey, P.C. *Certified Public Accountants*

201 Steele Street
Suite 300
Denver, Colorado 80206
(303) 329-0220 Phone
(303) 316-7493 Fax

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Shareholder of
AFS Brokerage, Inc.

In planning and performing our audit of the financial statements and supplementary schedules of AFS Brokerage, Inc. (the "Company"), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customers securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cordovano and Harvey, P.C.

Cordovano and Harvey, P.C.
Denver, Colorado
January 28, 2002